MOUNT REAL

PRESS RELEASE **U.S. SEC FILE #82-4689**
The Toronto Stock Exchange
Symbol: MRF

MOUNT REAL REPORTS POSITIVE EARNINGS FOR YEAR END

MONTREAL, Quebec, March 18, 2002 – Mount Real Corporation ("Mount Real") today announced its financial results for the fourth quarter and year ended December 31, 2001.

Overall revenues increased as a result of volumes and activities with existing and new clients as well as increased merchandising in the subscription and processing business. For the year ended December 31, 2001 revenues totaled $35,685,993 an increase of 22% compared to $29,171,643 for 2000. Total assets for the year stood at $122,802,945 as compared to $104,725,746 for the previous year.

Net earnings for the year ended December 31, 2001 were $8,593,957, a decrease of 2 % as compared to $8,757,596 for 2000. Based on the weighted average number of shares outstanding at year-end for 2001, of 7,688,667 versus pre-consolidated 22,677,853 or the equivalent to 7,559,284 for 2000, earnings per share or $1.12 compared to $1.16 for the year ended December 31, 2000. Fully diluted earnings per share were $1.10 compared to $0.98.

For the three-month ended December 31, 2001, revenues reached $7,350,243 representing an increase of 9% versus $6,687,539. Net earnings for the three-month period ended December 31, 2001 were $1,073,756 versus $1,939,031 in 2000.

"We are pleased with the growth in our revenues despite a challenging year in the global markets and a slow-down in the economy. Management remains committed to building value for the long term, providing services for our clients, protecting and creating wealth for our shareholders, " commented CEO Lino P. Matteo.

The Corporation offers financial and information management solutions to growth-oriented companies within the media, technology and financial services sector. Mount Real is listed under the stock-trading symbol MRF on The Toronto Stock Exchange.

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Source: Lino P. Matteo
Chief Executive Officer

General Information: [redacted] Reena Santini
Tel.: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: reena@mountreal.com